Exhibit 8.1 – Subsidiaries.

Subsidiaries
Name of Subsidiary	State or Other Jurisdiction of Incorporation	Name Under Which the Subsidiary Transacts Business
FSD Australia Pty Ltd.	Australia
FSD BioSciences, Inc.	Delaware
FSD Strategic Investments Inc.	Ontario, Canada
FV Pharma Inc.	Ontario, Canada
Huge Biopharma Australia Pty Ltd.	Australia
Lucid Psycheceuticals Inc.	Ontario, Canada
Prismic Pharmaceuticals, Inc.	Arizona
Celly Nutrition Corp.	British Columbia, Canada	Celly Nutrition